FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   x     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____ No    x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding resolutions passed by the board of directors of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on February 13, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902) Overseas Regulatory Announcement

Resolutions passed by the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the applicable laws and the requirements of the articles of association of Huaneng Power International, Inc. (the “Company”), the fifth session of the board of directors of the Company has considered and resolved unanimously in writing the following resolutions:

I.	Recognition of financial instruments and measurement of fair value

1.

It was resolved that the 149,310,000 non lock-up shares in China Yangtze Power Joint Stock Limited Company (“Yangtze Power”) held by the Company and the shares (up to 200,000,000 shares) in Shenzhen Energy Investment Co., Ltd. which were expected to be held by the Company (Note) were recognised as “available-for-sale financial assets”

2.

It was resolved that the warrants from Yangtze Power held by the Company should be recognized as financial assets at fair value through profit or loss. The fair value shall be determined by valuation and not by market value.

II.	General scope for capitalizing loan interests

It was resolved that the general scope for capitalizing loan interests should include new construction projects, desulphurization and large scale technology renovation projects.

Note: Please see the Company’s announcement dated 4th December 2006 for details.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

13th February 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	February 13, 2007

5